November 13, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Attention:	Jennifer Angelini
Charli Gibbs-Tabler
Division of Corporation Finance
Office of Technology

Re:	Lennox International Inc.
Form 10-K For Fiscal Year Ended December 31, 2022
Filed February 21, 2023
File No. 001-15149

Ladies and Gentlemen:
Set forth below is Lennox International Inc.’s (the “Company”) response to the comment letter dated October 12, 2023 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), issued in response to the Company’s letter dated September 28, 2023 (the “Prior Response Letter”) responding to the Staff’s initial comment letter dated August 31, 2023. For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
1.We note your response to prior comment 2. Please further address the following:
•Your response acknowledges that “some customers may prefer products that meet certain emissions or other environmental standards.” Tell us more about what you have experienced in this regard, including the extent to which you have been or expect to be affected by the emissions reduction targets of your primary customers.
In connection with the preparation of the Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”), the Company considered whether the items identified in the “Risk Factors” section of the Form 10-K (and specifically, the Risk Factor “Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations”) should be disclosed as a material trend. In conducting this materiality assessment, the Company references various standards of materiality. For example, the Company is aware that many issuers use a 5% “rule of thumb” and consider amounts greater than 5% of pre-tax income to be material to investors. The Company also refers to the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the definition of “material” set forth in Rule 12b-2 and Rule 405 (based on the standard of material set forth in TSC Industries, Inc. v. Northway, Inc., 426 U. S. 438 (1976)), as well as other relevant standards of materiality. Each of these standards of materiality is analyzed in the context of the Company’s performance. For example, the Company generated consolidated net sales of $4.7 billion in fiscal year 2022.
The Company concluded that customer preference for certain emissions or other environmental standards is not currently a material trend that is imposing a material indirect impact on the Company’s historical business, financial condition, and results of operations. As discussed further below, it is the customers’ demand for high-quality and cost-efficient products that is the primary driver of our product development. Therefore, the Company’s disclosure of the fact that some customers may prefer products that meet certain emissions or other environmental standards was only disclosed because it is a potential risk that could have an indirect impact in the future.
With respect to your question about emissions reductions targets of our primary customers, as disclosed in the 2022 Form 10-K, more than 67% of our net sales in 2022 were derived from our residential business segment. In our experience and as discussed further below, our residential customers are primarily focused on the availability, reliability and quality, service, and price of a particular product. We are not aware of any trend that suggests homeowners in the residential segment are setting emissions reductions targets for their households.
As disclosed on pages 1 and 51 of our 2022 Form 10-K, equipment sales to customers in our commercial business segment constituted approximately 16% of 2022 net sales. We are not aware of any impact on our business from emissions reductions targets set by our commercial customers and believe, based on trend analysis described below, commercial customers are more focused on lead times and shipping, product quality, and service.
Therefore, we do not think it is currently appropriate to discuss the hypothetical impact of our primary customers setting emissions targets.
•Explain how you determine whether the changes in demand and competition you have observed are related to climate change, as compared to the other factors noted in your response, and how you assess these changes, providing support for your materiality determination.
When we forecast and analyze demand trends, we rely on recent sales trends of product tiers, or mix, to see if customer preferences or buying patterns are changing. Examples of changing buying patterns we try to detect include relative percentage of products sold at minimum efficiency standard versus percentage above minimum standard efficiency, and new equipment system sales versus parts and supplies repair demand. To date, the Company has not identified a material change or trend in demand or competition that suggests climate-related considerations are a material driver of consumer behavior.
Our sales force also regularly communicates directly with contractors and distributors and they share this information with sales leadership and operations so we can appropriately plan our production and inventory planning processes. In addition to this direct feedback, the Company conducts formal surveys of its customers and dealers. For example, based on feedback from dealers in September 2023, the Company sees that customers purchase products primarily for reasons related to the availability, reliability and quality, service, and price of a particular product. Similarly, feedback from commercial equipment business customers in October 2023 identified lead times and shipping, product quality, and service as primary drivers of purchase and loyalty. These drivers are consistent with our disclosure on page 4 of the 2022 Form 10-K under the heading “Competition.”
•Your response states that you “are working to develop products and brands that have a reduced impact on climate change.” Clarify whether your development work is related to the changes in demand and competition you have observed, and tell us how you considered disclosing this as a climate-related business trend.
We disclose our total research and development expenses on page 55 of our 2022 Form 10-K. Our research and development work, as disclosed in our 2022 Form 10-K on page 4, “focuses on new technology invention, product development, product quality improvements and process enhancements, including our development of next-generation control systems as well as heating and cooling products that include some of the most efficient products in their respective categories.” Our development of products is, of course, also driven by the need to comply with applicable environmental regulations impacting the whole industry (e.g., Environmental Protection Agency rules about the phaseout of R-410A, a refrigerant used in HVAC products). However, our total research and development expenses, as a percentage of net sales, have decreased slightly over the period covered by the 2022 Form 10-K. On a dollar value basis, the increase in research and development expenses over the period covered by the 2022 Form 10-K is primarily due to inflationary factors and investments to strengthen supply chain resiliency and increase product vitality, as well as prepare for regulatory change. Therefore, we do not think that it is appropriate to cite environmental regulations as a business trend at this time.
•Tell us more about the energy from alternative energy sources used in your operations and explain how this relates to the indirect consequences you considered. Provide support for your evaluation of materiality regarding increased demand for energy from alternative energy sources, including quantification of related costs for each of the periods covered by your Form 10-K and expected to be incurred in future periods.
We have not observed any increased demand for generation and transmission of energy from alternative sources related to our operations. However, as we seek to reduce our energy efficiency intensity, we have publicly reported that we signed an eight-year contract with our electric provider to source renewable energy to cover 100% of our electricity consumption in Texas operations (our headquarters state). In fiscal year 2022, approximately 11% of our total electricity consumption came from renewable energy, purchased through 100% renewable energy credits (RECs).

As disclosed in our Prior Response Letter, costs for RECs over the three-year period covered by the 2022 Form 10-K were as follows:

	For the Years Ended December 31, (in millions)
	2022	2021	2020
Operating expenses:
Renewable energy credits:	$0.030	$0.018	$0.004

All of these amounts are well below 1% of 2022 net income and are not material to our business, financial condition, or results of operation. We expect future REC expenditures to be similar, or slightly higher than those incurred in 2022, but still immaterial.
We have also joined the Department of Energy’s Building Better Plants initiative, with the goal to reduce our U.S. facilities’ energy efficiency intensity by 25% by 2025 vs. 2014. As a result of the Company’s existing and continuing efforts in this regard, we do not reasonably anticipate any significant increased demand for generation and transmission of energy from alternative energy sources related to our operations.
•We note your proposed amended disclosure regarding reputational risks “due to our products consuming energy or using refrigerants and hydroflurocarbons.” Tell us how you considered disclosing reputational risks related to your operations, in addition to your products.
Acknowledging Staff’s comment, we will further amend the following risk factor in our Form 10-K, Part I, Item IA - Risk Factors for the fiscal year ended December 31, 2023, in substantially the following form:
Changes in Environmental and Climate-Related Legislation, Government Regulations, or Policies Could Have an Adverse Effect on Our Results of Operations, and Increasing Attention to Environmental, Social, and Governance (“ESG”) Matters May Impact our Reputation and our Business.
The sales, gross margins, and profitability for each of our segments could be directly impacted by changes in legislation, government regulations, or policies (collectively, “LRPs”) relating to global climate change and other environmental initiatives and concerns. These LRPs, implemented under global, national, and sub-national climate objectives or policies, can include changes in environmental and energy efficiency standards and tend to target the global warming potential of refrigerants and hydrofluorocarbons, equipment energy efficiency, and combustion of fossil fuels as a heating source. Many of our products consume energy and use refrigerants and hydroflurocarbons. LRPs that seek to reduce greenhouse gas emissions may require us to make increased capital expenditures to develop or market new products to meet new LRPs. Further, our customers and the markets we serve may impose emissions or other environmental standards through LRPs or consumer preferences that may require additional time, capital investment, or technological advancement. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable LRPs may negatively impact our results.
There continues to be a lack of consistent climate legislation and regulations, which creates economic and regulatory uncertainty. Such regulatory uncertainty could adversely impact the demand for energy efficient buildings and could increase costs of compliance. Additionally, the extensive and ever-changing legislation and regulations could impose increased liability for remediation costs and civil or criminal penalties in cases of non-compliance. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.
Further, due to the increasing focus on climate change, we may face adverse reputational risks due to our products and manufacturing operations consuming energy or using refrigerants and hydroflurocarbons. If we are unable to satisfy the increasing ESG-related expectations of certain stakeholders, we may suffer reputational harm, which may cause our stock price to decrease or cause certain investors and financial institutions not to purchase our securities or otherwise provide us with capital or credit on favorable terms, which may cause our cost of capital to increase.
In addition, we may not be able to achieve our goals related to our ESG initiatives, which are and will continue to be impacted by many variables, such as a tight labor market, challenging economic environment, changes to our operations, and changes to our portfolio of businesses via acquisitions or divestitures. Moreover, we may determine that it is in our best interest, and in the best interest of our shareholders, to prioritize other business, social, governance, or sustainable investments over the achievement of our current ESG initiatives. A failure or perceived failure by us in this regard may damage our reputation and adversely affect our results of operations and financial position.
2.    We note your response to prior comment 3. Please tell us how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results, for instance in relation to the risks discussed in your Form 10-K under the caption “Our Ability to Meet Customer Demand may be Limited by Our Single-Location Production Facilities, Reliance on Certain Key Suppliers and Unanticipated Significant Shifts in Customer Demand.”
In the Management Discussion and Analysis section of our 2022 Form 10-K, we “focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations.” Regulation S-K Item 303(a).
In assessing the materiality of physical effects that may have resulted from climate change, we have considered the impact on our suppliers and our manufacturing, as well as our customers. As disclosed on page 35 of our 2022 Form 10-K, loss from natural disasters, net of insurance recoveries, did not exceed $3.5 million, below 1% of net income, in any year during the periods covered by our 2022 Form 10-K, and, accordingly, we concluded no quantifiable disclosure was warranted as the impact was not material.
However, because we may experience climate-related impacts to our operations and results due to the physical effects of climate change in the future, we do believe it is appropriate to recognize potential risks and the disclosures in our 2022 Form 10-K directly addresses these potential risks. For instance, in the Risk Factor disclosure on page 11 of our 2022 Form 10-K under the caption “Price Volatility for Commodities and Components We Purchase or Significant Supply Interruptions Could Have an Adverse Effect on Our Cash Flow or Results of Operations,” we state that “Additionally, the effects of climate change, including extreme weather events, long-term changes in temperature levels, water availability, increased cost for decarbonizing process heating, supply costs impacted by increasing energy costs, or energy costs impacted by carbon prices or offsets may exacerbate supply chain constraints and disruption.” We also make disclosures about weather risks on page 10 of our 2022 Form 10-K under the caption “Cooler than Normal Summers and Warmer than Normal Winters May Depress Our Sales,” where we state that “The effects of climate change, such as extreme weather conditions and events and water scarcity, may exacerbate fluctuations in typical weather patterns, creating financial risks to our business.”
To address the Staff’s comment, we will amend the following risk factor in our Form 10-K, Part I, Item IA - Risk Factors for the fiscal year ended December 31, 2023 to address that climate-related disasters, among other things, could exacerbate the single-supplier risk:
Our Ability to Meet Customer Demand may be Limited by Our Single-Location Production Facilities, Reliance on Certain Key Suppliers and Unanticipated Significant Shifts in Customer Demand.
We manufacture many of our products at single-location production facilities. In certain instances, we heavily rely on suppliers who also may concentrate production in single locations or source unique, necessary products from only one supplier. Any significant interruptions in production at one or more of our facilities, or at a facility of one of our key suppliers, could negatively impact our ability to deliver our products to our customers, especially as we continue to experience disruptions in supply.
Further, even with all of our facilities running at full production, we could potentially be unable to fully meet demand during an unanticipated period of exceptionally high demand. This inability to fully meet demand would be exacerbated if a single-location production facility is disrupted due to a climate-related disaster, pandemic, geopolitical political instability, or war, among other things. Our inability to meet our customers’ demand for our products could have a material adverse effect on our business, financial condition, and results of operations.
As climate-related business trends, risks, and regulations evolve, we will continue to monitor and evaluate whether inclusion of expanded and/or more specific disclosures regarding the physical effects of climate change may be warranted in future SEC filings based on materiality and applicable disclosure requirements.
3.    We note your response to prior comment 3 regarding insurance. Please quantify for us the cost of insurance for each of the periods covered by your Form 10-K. Clarify how the upward trend in the costs of insurance noted in your response, including in relation to any weather-related impacts, has affected your expectations for insurance costs and availability. Explain whether and how your use of self-insurance is related to the cost and availability of insurance affected by extreme weather events.
Property insurance expenses for the fiscal years covered by our 2022 Form 10-K were as follows:

	For the Years Ended December 31, (in millions)
	2022	2021	2020
Operating expenses:
Property insurance:	$3.7	$3.2	$2.8

As stated in our Prior Response Letter, the upward trend in the costs of insurance was primarily due to general insurance market conditions and increased insurable values. Insurance costs increased by less than $1 million from 2020 to 2022, and during that time period, we were able to renew our property insurance on substantially the same terms and conditions. While we anticipate that insurance costs will continue to increase due to inflation, reinsurance, valuation adjustments, and both weather and non-weather-related claims, based on past experience and market knowledge, we do not believe these increases will be material.
The Company uses a mix of self-insurance and third-party insurance to efficiently manage costs and mitigate risk. Our use of self-insurance is not related to the cost and availability of insurance affected by extreme weather events.
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Should you have any questions or comments regarding our responses, please contact the undersigned at 972-497-7723.

Sincerely,
/s/ JOSEPH W. REITMEIER
Joseph W. Reitmeier
Executive Vice President, Chief Financial Officer
cc:    John D. Torres, Executive Vice President, Chief Legal Officer, and Secretary